COMSTOCK INC.

May 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Juan Grana

Re:         Comstock Inc.
Registration Statement on Form S-3
Originally Filed: April 24, 2026
File Number: 333-295314

Dear Mr. Grana:

On behalf of Comstock Inc., a Nevada corporation, and pursuant to Rule 461 under the Securities Act of 1933, as amended, I respectfully request acceleration of effectiveness of the above-referenced registration statement for Wednesday, May 6, 2026 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026.

Best regards, Comstock Inc.

By:	/s/ Corrado De Gasperis
Name:	Corrado De Gasperis, CEO